May 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Re:	CytoDyn Inc.

Form 10-K for the fiscal year ended May 31, 2020

File No. 000-49908

Division of Corporation Finance:

CytoDyn Inc. (“CytoDyn” or the “Company”) has received your letter dated May 24, 2021 with respect to the limited review by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Form 10-K for the fiscal year ended May 31, 2020. CytoDyn understands the importance of providing accurate and adequate disclosures in its 1934 Act filings and appreciates this feedback from the Staff. For your convenience, the comment from your May 24, 2021 letter is repeated herein, and the Company’s response is set forth immediately following such comment.

Form 10-K for the fiscal year ended May 31, 2020

Note 2 — Summary of Significant Accounting Policies

Inventories Procured or Produced in Preparation for Product Launches, page 84

1.

We note statements in your proposed disclosure for Item 1 and Note 4 that you believe leronlimab is safe and effective, as well as language implying the existence of “clinical data that supports its safety and efficacy.” As safety and efficacy determinations are within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies, please revise your proposed disclosure to remove language that states or implies that you believe leronlimab is safe and effective or that leronlimab is likely to be found safe and effective.

RESPONSE:

The Company will revise its proposed disclosure to remove language that states or implies that it believes leronlimab is safe and effective or that leronlimab is likely to be found safe and effective.

We appreciate your consideration of the response provided herein and look forward to hearing from you regarding any additional comments based upon such response. Please contact me by telephone at 360-980-8524 or by e-mail at amigliarese@cytodyn.com.

Very truly yours,

/s/ Antonio Migliarese
Antonio Migliarese Chief Financial Officer